Exhibit 2.2

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

R-VISION HOLDINGS LLC,

as Buyer

MONACO COACH CORPORATION,

as Parent

A.J.P. R.V., INC.,

as Seller

and

WILLIAM L. WARRICK,

as Sellers’ Representative

Dated as of November 18, 2005

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of November 18, 2005 (this “Agreement”), by and among A.J.P. R.V., Inc., an Indiana corporation (“Seller”), Monaco Coach Corporation, a Delaware corporation (“Parent”), R-Vision Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Buyer”) and William L. Warrick, as representative (the “Sellers’ Representative”) of: (a) William L. Warrick, Arlen J. Paul, Dennis Bailey, William Devos, Ruth A. Hollingsworth, Shannon E. Warrick, Bradford J. Warrick, William Lewis Warrick, Jodie D. Warrick, Helen L. Krizman, Warrick LP, William L. Warrick as Trustee of the William Warrick 1998 Irrevocable Trust for the Benefit of Shannon Elizabeth Warrick, William L. Warrick as Trustee of the William Warrick 1998 Irrevocable Trust for the Benefit of William Lewis Warrick, William L. Warrick as Trustee of the William Warrick 1998 Irrevocable Trust for the Benefit of Bradford James Warrick, and William L. Warrick as Trustee of the William Warrick 1998 Irrevocable Trust for the Benefit of Jodie Dawn Warrick (collectively, the “SUPA Sellers”); and (b) Seller, R-Vision, Inc., an Indiana corporation (“R-Vision”), R-Vision Motorized LLC, an Indiana limited liability company (“R-Vision Motorized”), Roadmaster LLC, an Indiana limited liability company (“Roadmaster”) and Bison Manufacturing, LLC, an Indiana limited liability company (“Bison”) (Seller, R-Vision, R-Vision Motorized, Roadmaster and Bison are collectively referred to as the “R-Vision Group”).  Capitalized terms used but not otherwise defined herein, shall have the meanings given to them in the Purchase Agreement (as defined below).

RECITALS

A.            The R-Vision Group, the SUPA Sellers, Parent, Buyer and the Sellers’ Representative, entered into that certain Stock and Unit Purchase Agreement dated as of November 9, 2005 (the “Purchase Agreement”).

B.            In connection with the Purchase Agreement, Seller, Parent, Buyer and the Sellers’ Representative entered into an addendum to the Purchase Agreement, pursuant to which Buyer was granted an option to purchase the assets of Seller instead of all of the outstanding stock thereof (the “Option”), and Buyer exercised the Option on November 16, 2005.

C.            Section 16.3 of the Purchase Agreement provides that it may be amended with the written consent of Purchaser and the Sellers’ Representative and the parties hereto desire to amend the Purchase Agreement in connection with the Option as set forth herein.

D.            Seller desires to sell, transfer and assign to Buyer, or Buyer’s designees, and Buyer desires to purchase from Seller, the Purchased Assets (as defined below), and Buyer is willing to assume, the Assumed Liabilities (as defined below), in each case as more fully described and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

1.1           “Agreement” has the meaning set forth in the preamble.

1.2           “AJP Losses” has the meaning set forth in Section 9.1.

1.3           “Allocation” has the meaning set forth in Section 7.2.

1.4           “Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Deeds and the Lease Assignments.

1.5           “Assignment and Assumption Agreement” means an assignment and assumption agreement in substantially the form of Exhibit A hereto.

1.6           “Assumed Liabilities” has the meaning set forth in Section 2.3.

1.7           “Bill of Sale” means the bill of sale in substantially the form of Exhibit B hereto.

1.8           “Bison” has the meaning set forth in the Recitals.

1.9           “Books and Records” means the business records, financial books and records, sales order files, purchase order files, engineering order files, warranty and repair files, supplier lists, customer lists, dealer, representative and distributor lists, tax records and related work papers (other than tax records and related work papers relating to income taxes), budgets, correspondence, marketing material, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, technical data, production and quality control records and formulations, relating to the Business, the Owned Real Estate or Seller (other than with respect to the Retained Real Property).

1.10         “Business” means (a) the employees of Seller, if any, and (b) the business, services and operations of Seller, as conducted as of the date of the Purchase Agreement and as contemplated to be conducted, other than with respect to the Retained Real Property.

1.11         “Business Governmental Authorizations” has the meaning set forth in Section 2.1(d).

1.12         “Business Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes or effects, is or could reasonably be expected to be materially adverse to: (a) the business, assets, condition

(financial or otherwise), operations, results of operations, prospects or workforce of Seller (other than with respect to the Retained Real Property); (b) the Business or the ability of Buyer to operate the Business after the Closing Date as contemplated pursuant to the Transactions; or (c) the ability of Seller to perform its obligations under this Agreement and the Ancillary Agreements or to consummate the Transactions.

1.13         “Buyer” has the meaning set forth in the preamble.

1.14         “Closing” has the meaning set forth in Section 3.1.

1.15         “Closing Date” has the meaning set forth in Section 3.1.

1.16         “Contracts” means all contracts, agreements, subcontracts, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments, by which any of the Purchased Assets or the Business may be bound or affected, or by which Seller may be bound in connection with the Purchased Assets or the Business.

1.17         “Deeds” means the corporate warranty deeds conveying the Owned Real Estate to Buyer’s designees, in form and substance reasonably acceptable to Buyer.

1.18         “Environmental Claim” means any notice or claim alleging or asserting Liability for investigatory costs, cleanup costs, Governmental Entity response costs, damages to natural resources or other property, personal injuries, fines, expenses or penalties arising out of, based on or resulting from (a) the presence or Release into the environment, of any Hazardous Material, or (b) circumstances forming the basis of any violation, or alleged violation, of, or any Liability under, any Environmental Law.

1.19         “Excluded Assets” has the meaning set forth in Section 2.2.

1.20         “Governmental Authorization” means any consent, approval, license, registration, security clearance, authorization, certificate or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, including, where relevant, any Taxing Authority.

1.21         “Governmental Entity” means any court, tribunal, arbitrator or any government or quasi-governmental entity or municipality or political or other subdivision thereof, whether federal, state, city, county, local, provincial, foreign or multinational, or any agency, department, board, authority, bureau, branch, commission, official or instrumentality of any of the foregoing.

1.22         “Indemnified Person” means any Person claiming indemnification under Article IX.

1.23         “Indemnifying Person” means any Person(s) against whom a claim for indemnification is being asserted pursuant to the provisions of Article IX.

1.24         “Law” means any law, statute, rule, regulation, ordinance and other pronouncement having the effect of law of the United States of America, any foreign country or any domestic or foreign state, or of any Governmental Entity.

1.25         “Lease Assignments” means those Bills of Sale and Assignments of Leases and Intangibles with respect to the Owned Real Estate conveying the leases and related property to Buyer’s designees, in form and substance reasonably acceptable to Buyer.

1.26         “Liability” means any direct or indirect liability, indebtedness, guaranty, claim, loss, damage, deficiency, assessment, obligation or responsibility, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

1.27         “Lien” means, with respect to any of the Purchased Assets, any mortgage, lien, pledge, hypothecation, charge, preference, security interest, attachment, claim, contractual restriction, including transfer restrictions, put, call, right of first refusal, easement, servitude, right of way, option, warrant, conditional sale or installment contract or encumbrance of any kind and any financing lease involving substantially the same effect.

1.28         “Option” has the meaning set forth in the Recitals.

1.29         “Other Real Property” means any Real Property formerly (but not presently) owned, leased or otherwise occupied by Seller, including as arising out of any business conducted thereon.

1.30         “Owned Real Estate” means the Real Property described and identified as owned by Seller on Schedule 4.8 of the Purchase Agreement under subsection 1.a (i) – (iii).

1.31         “Permitted Lien” means (a) any Lien for Taxes not yet due or payable, (b) any statutory Lien arising in the ordinary course of business by operation of Law if a reserve shall have been made therefor on the financial statements of the R-Vision Group or (c) any Permitted Encumbrances; provided, however, that the underlying obligations of all Permitted Liens shall be Retained Liabilities for all purposes hereunder.

1.32         “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, company, trust, unincorporated organization, Governmental Entity or other entity.

1.33         “Proceeding” means any action, suit, claim, complaint, investigation, litigation, audit, proceeding or arbitration by or before any Person.

1.34         “Property” means all assets except for Real Property: (a) used in or associated with the Business, (b) located at the Owned Real Estate or (c) owned by Seller, including (i) all tangible assets, including inventory, furniture, fixtures, equipment (including motor vehicles), computer hardware, office equipment and apparatuses, tools, machinery and supplies and other tangible property of every kind (wherever located and whether or not carried on the R-Vision Group’s books and records), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto; and (ii) all intangible property and assets and intellectual property rights.

1.35         “Purchase Agreement” has the meaning set forth in the Recitals.

1.36         “Purchase Price” has the meaning set forth in Article IV.

1.37         “Purchased Assets” has the meaning set forth in Section 2.1.

1.38         “R-Vision” has the meaning set forth in the Recitals.

1.39         “R-Vision Group” has the meaning set forth in the Recitals.

1.40         “R-Vision Motorized” has the meaning set forth in the Recitals.

1.41         “Real Property” means real property together with all easements, licenses, interests and all of the rights arising out of the ownership thereof or appurtenant thereto and together with all buildings, structures, facilities, fixtures and other improvements thereon.

1.42         “Retained Liabilities” has the meaning set forth in Section 2.4.

1.43         “Retained Real Property” means the office building primarily utilized by the Warrick Corporation located at 1628 Beardsley Avenue.

1.44         “Roadmaster” has the meaning set forth in the Recitals.

1.45         “Seller” has the meaning set forth in the preamble.

1.46         “Sellers’ Representative” has the meaning set forth in the preamble.

1.47         “SUPA Sellers” has the meaning set forth in the preamble.

1.48         “Transaction Documents” means (a) this Agreement, (b) the Ancillary Agreements, (c) the Purchase Agreement and (d) all other agreements, certificates and instruments to be executed or delivered by any of the parties hereto or their respective affiliates at or prior to the Closing pursuant to this Agreement or any of the Ancillary Agreements.

1.49         “Transactions” means the transactions contemplated by the Purchase Agreement, as amended by this Agreement, and the transactions contemplated hereby.

ARTICLE II

PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1           Sale and Transfer of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer, free and clear of all Liens other than Permitted Liens, and Buyer shall purchase, acquire and accept from Seller all right, title and interest in and to the following (subject to Section 2.2, the “Purchased Assets”):

(a)           all Property;

(b)           all Owned Real Estate;

(c)           all rights under the Contracts;

(d)           all Governmental Authorizations applicable to the Business or the Owned Real Estate and all pending applications therefor or renewals thereof (the “Business Governmental Authorizations”);

(e)           all prepaid expenses and accounts receivable of the Business, the Owned Real Estate or Seller (except with respect to the Retained Real Property);

(f)            all Books and Records; and

(g)           all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment relating to the Business, the Owned Real Estate or Seller (except with respect to the Retained Real Property), including (i) rights under or pursuant to all warranties, representations and guarantees made by suppliers or service providers in connection with the foregoing assets and (ii) proceeds from insurance policies that specifically relate to the foregoing assets or the Assumed Liabilities.

2.2           Excluded Assets.  Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere, the assets of Seller that are not Purchased Assets (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder and shall remain the property of Seller after the Closing.  The Excluded Assets include:

(a)           all cash and cash equivalents of Seller as of the date hereof in the aggregate amount as set forth on Schedule 2.2(a);

(b)           the Retained Real Property;

(c)           the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, shares of capital stock, blank stock certificates, and other documents relating to the organization, maintenance and existence of Seller as a corporation;

(d)           all records that Seller is required by Law to retain in its possession or is not permitted under Law to provide to Buyer; provided, however, that Seller shall provide copies of any portions of such retained information that relate to either (i) the Business or (ii) the Purchased Assets; and

(e)           all rights of Seller under this Agreement or any other Transaction Document.

2.3           Assumed Liabilities.  Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall assign to Buyer, and Buyer shall assume and thereafter pay, perform and discharge when due, only the Liabilities of Seller arising from the Purchased Assets that accrue and relate solely to the period following the Closing; provided, however, that Buyer does not assume any Liability that arises from (i) defaults thereunder or breaches thereof prior to the Closing or (ii) events or conditions occurring prior to the Closing, which, after notice or lapse of time or both, would constitute a default or breach, in each case whether a claim for such default or breach is made prior to, on or following the Closing (the “Assumed Liabilities”).

2.4           Liabilities Not Assumed.  Notwithstanding to the contrary contained in Section 2.3 or elsewhere, Seller and Buyer hereby expressly acknowledge and agree that the Assumed Liabilities shall not include, Seller shall not assign to Buyer pursuant to this Agreement, and Buyer shall not accept or assume or be obligated to pay, perform or otherwise discharge pursuant to this Agreement, any Liability other than the Assumed Liabilities (collectively, the “Retained Liabilities”).  For the avoidance of doubt, the term “Retained Liabilities” means any and all Liabilities that do not constitute Assumed Liabilities, whether or not any such Liability is related to or used in the Business, and whether or not any such Liability has a value for accounting purposes or is carried or reflected on, or specifically referred to in, the R-Vision Group’s financial statements.  Seller shall remain responsible for the Retained Liabilities, which shall be paid, performed and discharged by Seller.  Without limiting the foregoing, the Retained Liabilities include:

(a)           any Liability of Seller for Pre-Closing Taxes, other than property Taxes for the Owned Real Estate that are accrued in the most recent Financials;

(b)           any Liability of Seller under the Transaction Documents;

(c)           any Liability relating to, arising out of, or incurred in connection with the Excluded Assets;

(d)           any Liability relating to, arising out of, or incurred in connection with any Environmental Claim or any Remedial Activities associated with the Retained Real Property or Other Real Property;

(e)           any Liability relating to, arising out of, or incurred in connection with any Real Property owned or previously owned by Seller that is not Owned Real Estate;

(f)            any Liability arising out of any Proceeding pending as of the Closing Date, and any Liability arising out of any Proceeding commenced after the Closing Date and arising out of or relating to any occurrence or event happening prior to the Closing Date;

(g)           any Liability under any Contract or Business Governmental Authorization, in each case, relating to a period prior to the Closing;

(h)           any Liability arising out of the ownership of the Purchased Assets or the conduct of the Business prior to the Closing Date (except for Assumed Liabilities);

(i)            any Liability arising out of or resulting from Seller’s compliance or non-compliance with any Law or Order; and

(j)            any Liability related to Seller’s acts or omissions occurring after the Closing Date.

2.5           Further Assurances.

(a)           From time to time following the Closing, Seller and Buyer shall, and shall cause their respective affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to fully and effectively transfer, assign and convey unto Buyer and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under the Transaction Documents and to fully and effectively assign unto Buyer and its affiliates and their successors and assigns, the Liabilities intended to be assumed by Buyer under this Agreement and the Ancillary Agreements, and to otherwise make effective the transactions contemplated hereby and thereby and to confirm Buyer’s title to or interest in the Purchased Assets, to put Buyer in actual possession and operating control thereof and to assist Buyer in exercising all rights with respect thereto, including (i) transferring back to Seller any asset or Liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which asset or Liability was transferred to Buyer at the Closing, and (ii) transferring to Buyer any asset or Liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was not transferred to Buyer at the Closing.

(b)           For purposes of consummating the Transactions, the parties acknowledge and agree that Buyer may substitute one or more of its affiliates, subsidiaries, assignees, designees or nominees, in whole or in part, in place of itself, for performance to and by Buyer under the Transaction Documents; provided, however, that (i) in the event of such substitution, such affiliates, subsidiaries, assignees, designees or nominees shall be obligated under the terms hereof and under the terms of the Ancillary Agreements, as the case may be, to the extent of such assignment, designation or nomination and (ii) Buyer shall remain liable to Seller for all obligations under the terms hereof and the terms of the Ancillary Agreements.

(c)           To the extent that Buyer cannot be granted possession by Seller in respect of certain Purchased Assets as of the Closing, those assets shall be held by Seller for and on behalf of Buyer until such time as Buyer or its designee is granted possession thereof and during such period Seller shall bear all risk of loss with respect to such assets.

ARTICLE III

CLOSING

3.1           Closing.  The closing hereunder (the “Closing”) shall take place simultaneously with the “Closing” of the transactions contemplated by the Purchase Agreement (the “Closing Date”).

3.2           Payment of Purchase Price; Instruments of Conveyance and Transfer.

(a)           At the Closing, Buyer shall deliver to Seller an amount equal to the Purchase Price, and execute and deliver to Seller:

(i)            the Assignment and Assumption Agreement; and

(ii)           such other instruments, documents and certificates referred to in Section 8.2 or as shall be reasonably requested by Seller in connection with the consummation of the Transactions.

(b)           At the Closing, Seller shall execute and deliver to Buyer:

(i)            the Assignment and Assumption Agreement;

(ii)           the Bill of Sale;

(iii)          the Deeds;

(iv)          the Lease Assignments;

(v)           all consents, waivers or approvals theretofore obtained by Seller with respect to the sale of the Purchased Assets, the assignment of the Assumed Liabilities or the consummation of the Transactions; and

(vi)          such other instruments, deeds, documents and officer’s and secretary’s certificates referred to in Section 8.1 or Article 12 of the Purchase Agreement or as shall be reasonably requested by Buyer in connection with the consummation of the Transactions.

ARTICLE IV

PURCHASE PRICE

The purchase price for the Purchased Assets (the “Purchase Price”) is the assumption of the Assumed Liabilities and $9,000,000 (Nine Million Dollars) in cash, less the amount of any income (including rental income) received by Seller in connection with the Owned Real Estate and with respect to any period of time following the Closing Date.  The Purchase Price is subject to adjustment and set-off as provided herein.  The amount of the Purchase Price that is payable in cash shall be paid by wire transfer to an account or accounts designated by Sellers’ Representative in writing at least one day before the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

5.1           Purchase Agreement.  The representations and warranties of the R-Vision Group and the SUPA Sellers, as applicable to the Transactions, are as set forth in the Purchase Agreement and deemed made to Buyer herein as of the date of the Purchase Agreement, qualified as set forth on the Schedules thereto.  For the avoidance of doubt, any reference to “this Agreement” contained in Articles 3 or 4 of the Purchase Agreement shall be deemed to include and refer to this Agreement with respect to the Transactions.

5.2           Business and Assets of Seller.  The Owned Real Estate and the Property located thereat are the only assets (other than the Retained Real Property) owned by Seller or used in the Business.  The Purchased Assets constitute all of the assets that Buyer would obtain if it purchased all of the outstanding capital stock of Seller pursuant to the Purchase Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

The representations and warranties of Buyer, as applicable to the Transactions, are as set forth in the Purchase Agreement and deemed made herein as of the date of the Purchase Agreement.  For the avoidance of doubt, any reference to “this Agreement” contained in Article 5 of the Purchase Agreement shall be deemed to include and refer to this Agreement with respect to the Transactions.

ARTICLE VII

COVENANTS

7.1           Purchase Agreement.  The covenants of the parties hereto, as applicable to the Transactions, are as set forth in the Purchase Agreement and deemed made herein.  For the avoidance of doubt, any reference to “this Agreement” contained in Articles 6, 7 or 8 of the Purchase Agreement shall be deemed to include and refer to this Agreement with respect to the Transactions.

7.2           Allocation.  Within ninety (90) days of the Closing Date, Buyer shall provide Seller with an allocation among the Purchased Assets of the Purchase Price plus the amount of the Assumed Liabilities to the extent properly taken into account under Section 1060 of the Code and the regulations promulgated thereunder (the “Allocation”).  The Allocation shall be conclusive and binding upon Buyer and Seller for all purposes, and the parties agree that all returns and reports (including IRS Form 8594) and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise take a position on a Tax Return that is inconsistent with) the Allocation unless required by the IRS or any other applicable taxing authority.

ARTICLE VIII

CONDITIONS PRECEDENT TO CLOSING

8.1           Conditions Precedent to the Obligations of Buyer.  The obligations of Buyer to purchase and pay for the Purchased Assets and assume the Assumed Liabilities are subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived by Buyer:

(a)           The representations and warranties of the R-Vision Group and the SUPA Sellers in this Agreement and the Purchase Agreement (other than the representations and warranties of the R-Vision Group and the SUPA Sellers as of a specified date, which shall be true and correct as of such date) shall have been true and correct on the date they were made and shall be true and correct in all material respects (without giving effect to any limitation as to “material,” “materiality,” “material adverse change” or “material adverse effect” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date;

(b)           The R-Vision Group and the SUPA Sellers shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement or the Purchase Agreement to be performed or satisfied by them at or prior to the Closing;

(c)           All conditions to closing set forth in Article 10 of the Purchase Agreement shall have been satisfied or waived by Buyer in writing and the “Closing” pursuant to the Purchase Agreement shall have occurred or shall occur concurrently herewith;

(d)           Seller shall have delivered to Buyer a certificate, dated the Closing Date, and signed by an executive officer of Seller and the Sellers’ Representative, to the effect that the conditions specified in Sections 8.1(a), 8.1(b), 8.1(c) and 8.1(e) have been satisfied;

(e)           Since January 1, 2005, there shall not have been any Business Material Adverse Effect;

(f)            The purchase of the Purchased Assets and the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement and the Purchase Agreement shall not be prohibited by any applicable Legal Requirements.  No action shall have been instituted at or prior to the Closing by any Person other than a party to this Agreement or any affiliate of such party, or instituted by any Governmental Entity, relating to this Agreement or any of the transactions contemplated by it, which has a reasonable likelihood of success and the result of which would be reasonably likely to (i) prevent or make illegal the consummation of the Transactions or (ii) have a Business Material Adverse Effect;

(g)           Concurrently with the payment of the Purchase Price, Buyer shall have received from Seller and the SUPA Sellers a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Buyer, that are necessary or appropriate to evidence the release of all Liens (other than Permitted Liens), and which are also deemed sufficient by Meridian Title Corporation as to liens secured by Real Property to clear the liens from title and permit Meridian Title Corporation to issue title policy without excepting such liens;

(h)           Meridian Title Corporation shall be irrevocably committed to issue policies of owner’s title insurance to Buyer with respect to the Owned Real Estate, free and clear of all Liens, except for Permitted Liens; and

(i)            Buyer shall have received the final Phase II environmental report with respect to the Owned Real Estate from Roberts Environmental Services, LLC, in form and substance reasonably satisfactory to Buyer.

8.2           Conditions Precedent to the Obligations of Seller.  The obligations of Seller to sell and deliver the Purchased Assets to Buyer are subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived by Seller:

(a)           The representations and warranties of Buyer in this Agreement (other than the representations and warranties of Buyer as of a specified date, which shall be true and correct as of such date) shall have been true and correct on the date they were made and shall be true and correct in all material respects (without giving effect to any limitation as to “material,” “materiality,” “material adverse change” or “material adverse effect” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date;

(b)           Buyer shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed or satisfied by it at or prior to the Closing; and

(c)           All conditions to closing set forth in Article 11 of the Purchase Agreement shall have been satisfied or waived by Seller in writing.

ARTICLE IX

INDEMNIFICATION

9.1           Indemnification by Seller.  Seller and the SUPA Sellers, jointly and severally (each an “Indemnifying Party”), shall indemnify and hold Buyer and each of its affiliates and its and their respective shareholders, subsidiaries, affiliates, officers and directors, employees and agents and their respective successors and assigns (each an “Indemnified Party”) harmless from, against, for and in respect of (subject to this Article IX) any and all Losses suffered, sustained, incurred or required to be paid by any Indemnified Party arising out of or relating to (a) the Excluded Assets, (b) the Other Real Property (collectively, (a) and (b), “AJP Losses”), or (c) the untruth, inaccuracy or breach of any representation, warranty, agreement or covenant of the R-Vision Group or the SUPA Sellers contained in this Agreement.  AJP Losses shall not be subject to the Basket or Cap; provided, however, that (a) Buyer may retain the amount of such Losses from the Environmental Holdback, subject to the applicable provisions contained in the Purchase Agreement, (b) an Indemnified Party must first seek recovery from Seller for AJP Losses (if not otherwise retained from the Environmental Holdback) and (c) an Indemnified Party may only seek recovery for AJP Losses from the SUPA Sellers in the event that Buyer determines in its reasonable good faith judgment, after consultation with counsel, that it is unlikely to recover the amount of such Losses in a reasonably timely manner from Seller.

9.2           Rules Regarding Indemnification.  The obligations and liabilities concerning indemnification set forth herein shall be subject to the rules regarding indemnification set forth in Sections 9.3.e through 9.3.h of the Purchase Agreement.  Other than the AJP Losses, the Basket and Cap shall apply to the indemnification obligations set forth in Section 9.1.

ARTICLE X

TERMINATION OF AGREEMENT

This Agreement shall be terminated concurrently with any termination of the Purchase Agreement pursuant to the terms of Article 14 thereof.

ARTICLE XI

AMENDMENT TO PURCHASE AGREEMENT; SELLERS’ REPRESENTATIVE AND MISCELLANEOUS

11.1         Amendment to Purchase Agreement.  This Agreement amends and modifies the Purchase Agreement only to the extent necessary to delete the provisions of the Purchase Agreement obligating Buyer to purchase the AJP Shares and to allow the consummation of the transactions as contemplated herein, including as follows: (a) Article 10 of the Purchase Agreement is hereby amended to add a condition that the Closing hereunder is occurring simultaneously with the Closing thereunder; and (b) Sections 2.2 and 2.3.b of the Purchase Agreement are hereby amended to reduce the Purchase Price and the Closing Payment, respectively, by the amount of the Purchase Price set forth herein.  Except as set forth in this Agreement, the Purchase Agreement shall remain in full force and effect in accordance with the terms thereof.

11.2         Sellers’ Representative.  Each of the Persons comprising the R-Vision Group and each of the SUPA Sellers hereby (a) designates and appoints the Sellers’ Representative to perform all such acts as are required, authorized or contemplated by this Agreement to be performed by such parties and (b) agrees and acknowledges that Article 15 of the Purchase Agreement shall apply to this Agreement and the Transactions as if set forth herein.

11.3         Miscellaneous.  The miscellaneous provisions are as set forth in Article 16 of the Purchase Agreement, as applicable to the Transactions.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

A.J.P. R.V., INC., as Seller

By:	/s/ ARLEN J. PAUL
Name: Arlen J. Paul
Title: President

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

/s/ WILLIAM L. WARRICK
William L. Warrick, as Sellers’ Representative

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

R-VISION HOLDINGS LLC, as Buyer

By:	/s/ JOHN W. NEPUTE
Name: John W. Nepute
Title: President

MONACO COACH CORPORATION, as Parent

By:	/s/ KAY L. TOOLSON
Name: Kay L. Toolson
Title: Chief Executive Officer

Signature Page to Asset Purchase Agreement

LIST OF EXHIBITS*

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale

LIST OF SCHEDULES*

Schedule 2.2(a)	Excluded Assets

* Omitted pursuant to Item 601 of Regulation S-K.  Monaco Coach Corporation agrees to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.